

Mail Stop 3561

January 24, 2018

Mr. Daniel Ritchey
Chief Financial Officer
Sino Agro Food, Inc.
China Shine Plaza
Room 3801, Block A
Guangzhou 510610
China

> **Re: Sino Agro Food, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **Form 10-K/A filed on August 24, 2017**
> **Form 10-K/A filed on September 20, 2017**
> **File No. 0-54191**

Dear Mr. Ritchey:

We have reviewed your response letters dated October 23, 2017, and December 15, 2017, along with your proposed responses to be reflected in an amended Form 10-K that will be filed upon resolution of all remaining comments, and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Note that we may have additional comments upon reviewing your response to the new comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2017 letter.

Form 10-K/A filed on 9/20/2017

Explanatory Note

1. As you confirmed in your response to comment one in your response letter dated October 23, 2017, please remove the disclosure indicating that "Other than the foregoing, this Amended Annual Report speaks as of the original date of the Prior Filing, does not reflect

events that may have occurred subsequent to the date of the Prior Filing and does not modify or update in any way disclosures made in the Prior Filing."

Item 9A. Controls and Procedures, page 85

2. We note your response to comment one indicating that you determined there was a control deficiency in your internal control over financial reporting; however, the deficiency did not rise to the level of material weakness. A control deficiency constitutes a material weakness if there is a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected in a timely manner. Based on your determination that the misstatements in your prior SEC filing were material and a result of a control deficiency, we are unable to agree with your conclusion that the related deficiency is not a material weakness. Please explain how you will address and disclose the ineffectiveness of internal control over financial reporting and disclosure controls and procedures for the period(s) the material weakness existed.

3. As you confirmed in your response to comment four in your response letter dated October 23, 2017, please revise to include the revisions made in the August 24, 2017 amendment in response to comment 4 of our letter dated July 25, 2017 regarding the reference to the 2013 COSO framework.

Report of Independent Registered Public Accounting Firm, page F-2

4. Considering the revisions proposed by the comments herein, please revise the auditor's report, as appropriate.

Note 2. Summary of Significant Accounting Policies
2.8 Revenue Recognition, page F-12

5. We note your response to prior comment two and reissue it in part. As previously requested, please:

    - Only provide suggested disclosure and amounts related to the periods reflected in the financial statements.
    - Revise your revenue recognition policy to describe the accounting for the sale of cattle and describe in detail the terms and materiality of the respective repurchase obligations.
    - For each of the periods presented, disclose the aggregate amounts recognized for cattle sold that were subsequently repurchased, as well as the repurchase amounts.
    - Clarify in more detail your new disclosure that "Sales and cost of feed as well as repurchase and sale of cattle are each incorporated into the income statement, as well as the exchange of cattle between the Company and the Coop farmers accounted for under inventories and deposits and prepayments on the balance sheet, as warranted", so that the reader gain an understanding of all the steps involved in these

arrangements from initial sale to final repurchase and its impact on the financial statements.

We may have further comment upon reviewing your response.

<u>Note 6. Net Income from Discontinued Operations, page F-31</u>

6. We note your response to comment three and the details you provided regarding the valuation of the property and intellectual assets cited in the Appendices of the Investment Agreement. During our January 4, 2018 conference call with you, you indicated that the valuations represent historical construction cost, some of which are supported by subsequent third party appraisals. Furthermore, you stated that intellectual properties represent operator licenses, for which cash has been paid upfront for license periods up to 50 years. Please confirm the valuation methods used for each group of assets. As part of your response, please clarify which assets have received appraisals, and when these appraisals were obtained. Finally, for intellectual properties, please provide the details of the upfront cash payments, the pertinent amortization schedules, and remaining useful lives for which you expect to benefit from.

7. We note your response to comments four through six. In addition, during our January 4, 2018 conference call, you further clarified that the transaction received regulatory approval in October, 2016, and ownership and rights of use were considered transferred at that time despite the subsequent settlement of allotted shares on May 10, 2017. Please confirm this in your response and confirm the dates (i) that the transfer of assets, land use, and other rights was completed under PRC law and (ii) when the transaction was considered settled pursuant to PRC law. Furthermore, please clarify whether the events that occurred in 2017 associated with this transaction were inconsequential to the ownership transfer pursuant to PRC law, and specifically, what the potential consequences to ownership and rights of use would be if one of the parties breached the agreement between the regulatory approval date and the date that the shares transferred and all pending events were finalized.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure